January 30, 2012

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”) File Nos. 033-48940; 811-06722 Post-Effective Amendment No. 94 and Amendment No. 94 (“PEA 94”)

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 94 (“PEA 94”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 94 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 94 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective immediately upon filing. PEA 94 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 89 (“PEA 89”) and Amendment No. 89 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on November 16, 2011, for the purposes of registering the Forward Managed Futures Strategy Fund (the “Fund”), a new series of the Registrant.

PEA 94 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Erin Douglas, each of ALPS Fund Services, Inc., on Wednesday, January 11, 2012, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Fund; (ii) the prospectus for Class C and M shares of the Fund; (iii) the prospectus for Class Z shares of the Fund; and (iv) the statement of additional information for all share classes of the Fund. PEA 94 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of January 11, 2012 to PEA 89, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)  Comment:            Please:

a.	Supplementally discuss whether the wholly-owned subsidiary (the “Subsidiary”) of the Fund will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the 1940 Act;

b.	Confirm whether the Subsidiary will comply with Sections 10 and 16 of the 1940 Act, relating to the composition of its board of directors;

c.	Confirm that the Subsidiary’s financial statements will be audited and included in the Fund’s shareholder reports and also will be filed with the Fund’s quarterly report of portfolio holdings on Form N-Q;

d.	Confirm that the Subsidiary and its board of directors will execute the Fund’s post-effective amendment;

e.	Confirm the Subsidiary will have the same custodian and same independent accountant as the Fund;

f.	Confirm whether the Subsidiary and its board of directors have agreed to service of process in the United States;

g.	Discuss whether the advisor will be able to increase the advisory fee payable by the Subsidiary without shareholder approval;

h.	Confirm that the Subsidiary’s expenses will be included in the fee table;

i.	Confirm that the assets and liabilities of the Subsidiary will be treated as if held by the Fund for all purposes under the 1940 Act, including compliance with investment restrictions, prohibitions on affiliated transactions under Section 17 thereof, capital structure and leverage requirements under Section 18 thereof, and 1940 Act requirements related to pricing and accounting; and

j.	Provide an analysis of whether the investment in the Subsidiary is considered a liquid investment.

Response:

a.	The Registrant notes that the Subsidiary has the same investment advisor as the Fund. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended for the advisory contract for the Subsidiary to comply with Section 15 of the 1940 Act. The Registrant is aware of the requirements of Section 48(a) of the 1940 Act, however, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

b.	The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, neither the Subsidiary nor its board of directors intends to comply with Section 16 of the 1940 Act. The Registrant is aware of the requirements of Section 48(a) of the 1940 Act, however, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

c.

In connection with the preparation of the 2012 financials, the Registrant will determine whether to consolidate the Subsidiary’s financial statements with those of the Fund[1] or to have the Subsidiary prepare and provide its financials separately from those of the Fund.

d.	The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities.

[1]	See Gold Portfolio, SEC-No-Action Letter (April 29, 2008).

The Subsidiary was organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.2

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).3 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).4

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

[2]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[3]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[4]

We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities...is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.5

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.6 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the Commission and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

[5]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[6]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

e.	The Registrant confirms that the Subsidiary will have the same custodian and independent accountant as the Fund.

f.	The Registrant confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made.

g.	As discussed in response (a) above, the advisory contract for the Subsidiary is not required to comply with Section 15 of the 1940 Act and shareholder approval is not required to increase the compensation payable or otherwise amend the advisory contract between the Subsidiary and the advisor. However, as disclosed in the Fund’s registration statement, Forward Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Forward Management by the Subsidiary. This waiver agreement may not be terminated by Forward Management as long as its advisory agreement with the Subsidiary is in place.

h.	The Registrant confirms that the estimated expenses expected to be incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the Annual Fund Operating Expenses table under the subcaption Acquired Fund Fees and Expenses.

i.	Registrant notes that the Fund’s Statement of Additional Information discloses that the Fund will look through to the Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

j.	The Registrant believes that it is appropriate to treat its investment in the Subsidiary as a liquid investment to the extent that the underlying holdings of the Subsidiary are considered liquid. Accordingly, the Fund will look through to the holdings of the Subsidiary to determine whether a given holding may be disposed of in the ordinary course of business within seven days at approximately the price at which the Subsidiary has valued it. To the extent an investment held by the Subsidiary is considered liquid, the Fund will treat the portion of its investment in the Subsidiary represented by that holding as a liquid investment. The liquidity of the Portfolio’s investments will be determined on a consolidated basis with the Subsidiary.

2)	Comment: Under the Principal Investment Strategies section of each prospectus, the second sentence indicates that the “... Fund will generally invest in the futures contracts included in the Credit Suisse Multi-Asset Futures Strategy Index (the “CSMF Index”) or futures-related instruments that track the performance of futures contracts included in the CSMF Index.” Please confirm whether the CSMF Index was created specifically for the Fund, and if so, whether back-tested or hypothetical performance will be presented for the index on either the investment advisor’s or distributor’s websites.

Response: The Registrant confirms that the CSMF Index was developed for the Fund, although use of the CSMF Index is not exclusive to the Fund. Any disclosure of the performance of the CSMF Index will conform with applicable Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. guidance.

3)	Comment: The sentence of the Principal Investment Strategies referred to in the previous comment appears to indicate the Fund will invest in either futures contracts included in the CSMF Index or in derivatives that track the performance of futures contracts included in the index. Please specify the degree to which the Fund is expected to implement this strategy through the use of derivatives, including swaps.

Response: The Fund intends to invest primarily in derivatives, including swap agreements and index-linked notes, that track the performance of futures contracts included in the CSMF Index and fixed income instruments. The Registrant has revised the noted disclosure accordingly.

4)	Comment: The third to last paragraph of the Principal Investment Strategies section of each prospectus indicates that the Fund will be invested in fixed income instruments, which will be “actively” managed by the Fund’s investment advisor. Please specify the percentage of the Fund that is expected, under normal circumstances, to be invested in fixed-income instruments.

Response: The percentage of the Fund that is expected to be invested in fixed income instruments is expected to vary over time. The Fund’s fixed income investments will vary as the Fund increases or reduces its exposure to derivative instruments that track the performance of the futures contracts included in the CSMF Index. Because the percentage of the Fund’s investments in fixed income instruments is expected to vary over time, it is not possible to specify the percentage of the Fund’s assets that will be invested in such instruments.

5)	Comment: Please include a more detailed discussion regarding the composition of the CSMF Index, including the number of futures contracts that are expected to be included within the index. In addition, the Registrant may wish to consider including a more detailed discussion of the index in an earlier section of the prospectus.

Response: Information about the structure, composition and operation of the CSMF Index is provided in the Fund’s Principal Investment Strategies section and in the Appendix of each prospectus. The discussion of the CSMF Index in the Fund’s Principal Investment Strategies section provides detailed information regarding the composition, the methodology Credit Suisse uses to determine the components of the CSMF Index and the frequency with which Credit Suisse modifies the components of the CSMF Index. In response to the staff’s comment, the Registrant has added disclosure to the discussion of the CSMF Index in the Appendix to disclose that the CSMF Index may consist of up to 44 futures contracts.

6)	Comment: The last paragraph of the Principal Investment Strategies section of the prospectus indicates that the Fund “... may invest all of its assets in futures-related instruments either directly or through the Subsidiary. Assets not invested in futures or futures-related instruments either directly or through the Subsidiary may be invested in fixed income instruments and/or shares of fixed income ETFs” (emphasis supplied). Please confirm these statements are accurate, as it may not be possible for the Fund to invest all of its assets in futures-related instruments, with nothing invested in fixed income instruments or fixed income ETFs.

Response: The Registrant acknowledges that the Fund’s investments in futures-related instruments may require a portion of the Fund’s assets to be invested in fixed income instruments or other investments. Accordingly, the Registrant has revised the noted disclosure to state:

The Fund may invest in futures-related instruments either directly or through the Subsidiary. Assets not invested in futures-related instruments either directly or through the Subsidiary may be invested in fixed income instruments (i.e., U.S. corporate bonds, U.S. Government or agency securities, municipal debt (including variable amount demand master notes), mortgage-backed securities (both agency and commercial) and asset-backed securities) that are of investment grade quality and/or shares of fixed income exchange-traded funds (“ETFs”).

7)	Comment: If the Registrant believes it is appropriate to include the entry regarding Tax risks in the Principal Risks section of each prospectus, please consider including additional disclosure which addresses the potential effects of any inability of the Fund itself to comply with the IRS rules applicable to regulated investment companies.

Response: The Registrant currently provides detailed disclosure regarding the potential effects of any inability of the Fund to comply with IRS rules applicable to regulated investment companies in the Dividends and Taxes—Federal Taxes section of the prospectus. These disclosures include disclosure that “[i]f the Fund did not qualify as a regulated investment company for any taxable year, the Fund’s taxable income would be subject to tax at the Fund level at regular corporate tax rates (without reduction for distributions to shareholders) and to a further tax at the shareholder level when such income is distributed.” Accordingly, no changes have been made in response to this comment.

8)	Comment: There is a section of each prospectus entitled Additional Investment Strategies and Risks, which addresses non-principal strategies and risks applicable to the Fund, and another section entitled Discussion of Principal and Non-Principal Risks which also addresses, in part, non-principal risks. Please either combine both sections, or clearly differentiate between principal and non-principal risks, as appropriate.

Response: The format of the Fund’s prospectuses and the inclusion of the Additional Investment Strategies and Risks section and the Discussion of Principal and Non-Principal Risks section follows the format of other prospectuses of the Registrant, which are combined prospectuses that include multiple series. The Additional Investment Strategies and Risks section provides additional disclosure pursuant to Item 9(b)(1) of Form N-1A that is generally applicable to all series of the Registrant. The Discussion of Principal and Non-Principal Risks section provides disclosure regarding each series’ individual principal and non-principal risks. The Fund’s principal risks are those risks identified in the Fund Summary—Principal Risks section.

The Registrant believes that maintaining the format of the Registrant’s combined prospectuses in standalone prospectuses for new series compliments investors’ familiarity with the format of the Registrant’s combined prospectuses. Additionally, the Fund will be incorporated into the Registrant’s combined prospectuses in the Registrant’s upcoming annual update. Accordingly, no changes have been made in response to this comment.

9)	Comment: In the Security Types of the Fund section, please confirm that the securities listed are all principal security types. To the extent the section includes both principal and non-principal security types, please revise the disclosure to clearly differentiate between the two categories.

Response: In many cases, the securities listed in the Security Types of the Fund section are specific types of securities included within the categories of securities described in the Fund’s Principal Investment Strategies section. The Registrant believes that this approach is consistent with Form N-1A’s “layered” approach to disclosure. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. However, the Registrant will note the comment in connection with the upcoming annual update.

General:

10)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP